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Women-led
Mama's Best Bakery

Bakery

Twin Falls, ID 83301
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THE PITCH
Mama's Best Bakery is seeking investment to finally open the bakery we have all been waiting for in Twin Falls, Idaho.
First Location
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INVESTOR PERKS

Mama's Best Bakery is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Mama's Buddies Invest $100 or more to qualify. Unlimited available

Hi, friend! Come have a free, big cookie at our launch party.

Good Neighbors Invest $500 or more to qualify. Unlimited available

Hello from across the street! Why don't you come have a cup of coffee with us? We'll give you an MBB mug to drink out of!

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OUR MISSION

We exist to bring joy to the Magic Valley by dishing out fresh-baked food that tastes good and makes you feel at home.

Quality food--No mixes, no shortcuts. Everything at Mama's Best is from scratch and full of love!
Smiles--You are welcome here. Everyone who has ever had the pleasure of interacting with us knows that we're here to spread joy in the Magic Valley!
Community--Bringing local people and businesses together at the table. We want to connect people with other people who can fill needs and make dreams a reality! All this can happen over a good donut too.
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TRACTION & VALIDATION

Our community and fellow local business owners have been begging us to open a storefront. This would enable us to sell wholesale goodies to local shops and restaurants around town!

Regularly selling out at local vendor shows and farmer's markets.
We have a growing number of followers on social media, hovering near 900!
Multiple coffee shops have approached us about wholesale goodies around town.
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Mama's Best Bakery, Then and Now

In October of 2017, my family and I went down to Kelley's Canyon Orchard for a U-pick apple weekend at the end of apple season. The apples were $.30 per pound and we were not about to pass that up, especially when they had my husband's favorite apple, Johnagold, which you cannot find anywhere for less than $3 per pound, and that's very rarely! We came home with 21 pounds of apples and no way to use them before they went bad. So I decided to bake them into pies and sell them on a Facebook buy, sell, trade group.

From there, we expanded our menu, adding our famous challah bread, more pies, soft cookies, and more. The following summer, we became vendors at the local farmer's market, always keeping our ears open for what the Magic Valley was craving, as treats or even community needs.

Now we're quickly outgrowing our small home kitchen in our condo. Our community is heavily craving donuts and bagels, but we don't have the capacity to serve them fully. We need bigger equipment and a storefront; bigger equipment so we can serve more people, a storefront so more people can find us! From there, we can expand further and open our ultimate goal: a bakery with a used bookstore attached.

With your help, we can expand our little home bakery to a full-fledged bakery! We'll be able to purchase equipment, secure a location, and better serve the Magic Valley. We'll be able to sell our goodies to local shops, and one day open our bookstore and be able to sell ALL our goodies out of our brick-and-mortar, not just donuts and bagels. With that bookstore/bakery comes so many perks: a fun place to bring your kids for story time or play in the kid zone; a spot for local artists and authors to do signings and display their work; more menu options like cheesecakes and custard pies! The possibilities are endless, and we can make all these dreams come true with your help.

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INTENDED USE OF FUNDS

It takes a LOT of equipment to run a bakery, but YOU can make it happen. Here's a list of the things we'll need (and a couple bonuses if we get fully funded) to get things moving.

Donut Fryer ($3000)
Donut Filling Table ($500)
Steam Table ($500)
Fridge ($2500)
Freezer ($3000)
Bakery Rack ($150)
Baking Sheets ($200)
Stock Pot Range for boiling bagels ($350)
Hood ($2500)
Range ($3000)
Dry Display Case ($3500)
Point of Sale System ($1400)
Tables ($400)
Various sinks and fixtures ($2000)
Shelving ($1000)
Proofing Cabinet ($2000)
Coffee Pots ($100)
Front of House ($500)
Office Desk ($100)
Filing Cabinet ($75)
Various office equipment ($500)
Break room furniture and microwave ($220)
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PRESS
Baking berry close to home: Couple makes 'cottage foods'

TWIN FALLS — Diana and Michael Blaylock had a serious problem on their hands: Too many apples.

2017

Founded
1,449 people
Social Media Followers
7%
Monthly Growth
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THE TEAM
Diana Blaylock
Owner, Head Baker

The mama herself. Diana learned baking from her own mama, and built a successful business from scratch, becoming a cornerstone of the local farmer's market and other events. She spends her free time watching baking videos, perfecting her recipes, networking with local professionals, and laughing with her customers.

Michael Blaylock
Business Manager

The business man and chief taster. Michael keeps things running in the background, balancing the budget, keeping up the inventory, planning menus, and otherwise bringing Mama's magic into the real world.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment and Building Needs $30,000
Rent/Utilities $5,000
Salary/Wages $12,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$62,566	$223,230	$267,876	$294,664	$318,237
Cost of Goods Sold	$23,276	$83,046	$99,655	$109,620	$118,389
Gross Profit	$39,290	$140,184	$168,221	$185,044	$199,848

EXPENSES

Utilities	$1,200	$18,000	$18,000	$18,000	$18,000
Insurance	$1,020	$1,200	$1,300	$1,400	$1,450
Repairs & Maintenance	$1,500	$2,500	$2,500	$2,600	$2,800
Legal & Professional Fees	$150	$1,000	$500	$500	$500
Web and Advertising	$600	$2,500	$1,500	$1,500	$1,500
Lease	$12	$24,000	$24,000	$24,000	$24,000
Salaries	$12	$42,000	$45,000	$50,000	$50,000
Office Supplies	$12	$1,200	$600	$600	$600
Licensure	$12	$3,000	$3,000	$3,000	$3,000
Reserve Fund	$12	$16,000	$5,000	$5,000	$5,000
Operating Profit	$34,760	$28,784	$66,821	$78,444	$92,998

This information is provided by Mama's Best Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2021 Balance Sheet
Investment Round Status
Target Raise $50,000
Maximum Raise $107,000
Amount Invested $0
Investors 0
Investment Round Ends September 2, 2021
Summary of Terms
Legal Business Name Mama's Best Bakery, LLC
Investment Structure Revenue Sharing Note

Investment Multiple 1.6×
Business's Revenue Share 5%-10.7%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date January 1, 2030
Financial Condition
Historical milestones

Mama's Best Bakery has been operating since October, 2017 and has since achieved the following milestones:

Opened home-based location in Twin Falls, Idaho.

Became a vendor at the Downtown Twin Falls Farmer's Market.

Added donuts and macarons to the menu, which increased sales

Historical financial performance is not necessarily predictive of future performance.

Forecasted milestones

Mama's Best Bakery forecasts the following milestones:

Secure lease in Twin Falls, ID by March, 2022.

Hire by November 2021: Assistant Baker

Hire by May 2022: Assistant Baker, and Bookkeeper

Subsequent events to historical financials

Since the latest available financial statements of Mama's Best Bakery, we have had the following material changes and trends:

Increase in demand due to community rapport.

Purchased baking equipment:

Commercial oven.

Commercial mixer.

Smaller mixers.

Bakery rack and pans.

Various bakery tools (piping tips, cookie cutters, etc.)

Took out a loan for $2000 to purchase all these items.

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Mama's Best Bakery to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Mama's Best Bakery operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Mama's Best Bakery competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Mama's Best Bakery's core business or the inability to compete successfully against the with other competitors could negatively affect Mama's Best Bakery's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Mama's Best Bakery's management or vote on and/or influence any managerial decisions regarding Mama's Best Bakery. Furthermore, if the founders or other key personnel of Mama's Best Bakery were to leave Mama's Best Bakery or become unable to work, Mama's Best Bakery (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Mama's Best Bakery and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Mama's Best Bakery is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Mama's Best Bakery might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Mama's Best Bakery is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Mama's Best Bakery

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Mama's Best Bakery's financial performance or ability to continue to operate. In the event Mama's Best Bakery ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Mama's Best Bakery nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Mama's Best Bakery will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Mama's Best Bakery is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Mama's Best Bakery will carry some insurance, Mama's Best Bakery may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Mama's Best Bakery could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Mama's Best Bakery's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Mama's Best Bakery's management will coincide: you both want Mama's Best Bakery to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Mama's Best Bakery to act conservative to make sure they are best equipped to repay the Note obligations, while Mama's Best Bakery might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Mama's Best Bakery needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Mama's Best Bakery or management), which is responsible for monitoring Mama's Best Bakery's compliance with the law. Mama's Best Bakery will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Mama's Best Bakery is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Mama's Best Bakery fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Mama's Best Bakery, and the revenue of Mama's Best Bakery can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Mama's Best Bakery to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

Real Estate Risk

Mama's Best Bakery is still in the process of securing a location to lease, which will be necessary to conduct operations. To the extent Mama's Best Bakery is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

This information is provided by Mama's Best Bakery. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Mama's Best Bakery isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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